

Ascend Telecom Holdings Limited
ROI Acquisition Corp. II

Investor Presentation

July 2015

Disclaimer

In connection with the proposed business combination, Ascend Telecom Holdings Limited ("Ascend Holdings") intends to file a Registration Statement on Form F-4 (the "Registration Statement") with the United States Securities and Exchange Commission ("SEC") which will include the related preliminary proxy statement/prospectus, that is both the proxy statement to be distributed to holders of ROI's common stock and public warrants in connection with the solicitation by ROI of proxies for the vote by the stockholders on the transaction and the vote by the warrantholders on the proposed amendment to the warrant agreement, as well as the prospectus covering the registration of the proposed issuance of ordinary shares to be issued in the transaction. ROI will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders and warrantholders. ROI's stockholders and warrantholders and other interested persons are advised to read, when filed and publicly available, the preliminary proxy statement/prospectus included in the Registration Statement, and amendments thereto, and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about Ascend Telecom Infrastructure Private Limited ("Ascend"), ROI, the proposed transaction and the proposed warrant agreement amendment. The definitive proxy statement/prospectus will be mailed to stockholders and warrantholders of ROI as of a record date to be established for voting on the transaction and the warrant agreement amendment. Stockholders and warrantholders will also be able to obtain copies of the Registration Statement which includes the proxy statement/prospectus, without charge, once publicly filed and available, at the SEC's Internet site at http://www.sec.gov or by directing a request to: ROI Acquisition Corp. II, 601 Lexington Avenue, 51st Floor, New York, New York 10022, tel. (212) 825-0400, Attention: Joseph A. De Perio.

This presentation includes "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate", "believe", "expect", "estimate", "plan", "outlook", and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters and includes statements regarding future financial and operating performance. Such forward looking statements include statements with respect to financial and operating performance, strategies, prospects and other aspects of the businesses of ROI, Ascend and the combined company after completion of the proposed business combination, and are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against ROI, Ascend or others following announcement of the merger agreement and transactions contemplated therein; (3) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the stockholders of ROI or other conditions to closing in the merger agreement; (4) the ability to meet Nasdaq's listing standards following the merger; (5) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (6) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and obtain adequate supply of products and retain its management and key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; (9) the possibility that Ascend may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated in the Registration Statement, including those under "Risk Factors" therein, and other filings with the SEC by ROI. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and ROI and Ascend undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures. This press release also includes forecasted 2016 and reported 2015, 2014 and 2013 EBITDA of Ascend Holdings, which are non-IFRS financial measures. EBITDA is calculated as earnings before interest and taxes plus depreciation and amortization. Ascend's management uses these non-IFRS measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and Ascend Holdings' board of directors. Ascend believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other telecom infrastructure companies, many of which present similar non-IFRS financial measures to investors. Management of Ascend does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in the Ascend Holdings' financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, management presents non-IFRS financial measures in connection with IFRS results. You should review the financial statements and other financial information of Ascend Holdings' in the proxy statement / prospectus included in the Registration Statement and not rely on any single financial measure to evaluate Ascend's business. Please refer to the Appendix for a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

Market & Industry Data. The market and industry data contained in this presentation are based on Ascend's own estimates, internal research, surveys and studies conducted by third parties and industry and general publications and, in each case, are believed by Ascend's management to be reasonable estimates. This data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market or industry data. As a result, we do not guarantee the accuracy and completeness of this data.

Disclaimer. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation. ROI and its directors and officers may be deemed participants in the solicitation of proxies to ROI's stockholders with respect to the transaction and ROI's public unitholders in connection with the proposed amendment to the warrant agreement. A list of the names of those directors and officers and a description of their interests in ROI is contained in ROI's prospectus dated September 16, 2013, which was filed with the SEC on September 18, 2013, and will also be contained in the definitive proxy statement/prospectus for the proposed business combination when available.

Exchange rate used throughout presentation: 1US$ = INR 63.3 as of 7/10/15. Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

Historical Financial Information. In this presentation, historical revenue figures were derived from the unaudited Combined Financial Statements of Ascend Telecom Holdings Limited Predecessor (the "Holdings Financials"), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The unaudited Holdings Financials should be reviewed together with the audited Holdings Financials to be included in the proxy statement/prospectus included in the Registration Statement.

Ascend Management and Board Presenters

Ascend Telecom Infrastructure Private Limited ("Ascend")

Sushil Kumar Chaturvedi

Ascend, CEO

- CEO of Ascend since 2012
- Experience includes:
  - ORG Informatics, Group CEO – Managed Telecom/Satellite Communications business in India/Belgium/Southeast Asia. Awarded President's Medal for distinguished services in Telecom, Awarded Deloitte & Touche "CEO of the Year" for fastest growing company in Asia Pacific – 2008
  - GDSS Inc. USA, Vice President – Pioneered and deployed Triple Play services across Africa and Southeast Asia
  - ITU/TCIL, Telecom Expert – Responsible for Telecom development of Southern African Development Countries (SADC)
  - Bharat Sanchar Nigam Limited (BSNL), Director
  - Indian Telecom Services, Government of India (ITS), Group A, Senior Officer

Vivek Sett

Ascend Holdings, Director, Chairman of Finance Committee for the Board

- Responsible for advising NSR on its investment in Ascend since 2007
- Experience includes:
  - Tata Teleservices, Tata Realty and Infrastructure, CFO
  - Hughes Telecom, CEO – Acquired by the Tata Group in 2004
  - Ispat Industries – Senior Officer, Member of the Board

New Silk Route Advisors Private Limited ("NSR India")

Sanjeev Chachondia

NSR India, Operating Partner

- NSR India Operating Partner since 2009, focused on investments in the telecom sector including the merger of ITIL into Ascend
- Experience includes:
  - Loop Mobile India Limited (formerly BPL Mobile Communications Limited), Director & CEO
  - Essar Telecom Infrastructure Pvt. Ltd., COO (company acquired by American Tower Corporation)
  - Tata Teleservices, Vice President – Strategy & Corporate Planning
  - Indian Railway Service, Signal and Telecom Officer

ROI Acquisition Corp. II ("ROI")

Thomas J. Baldwin

Chairman and CEO, ROI Acquisition Corp. II

- Experience includes:
  - Morton's Restaurant Group (NYSE: MRT), Chairman, Chief Executive Officer and President
  - Kraft General Foods, various financial management roles
- Current Director: Zoe's Kitchen, Inc. (NYSE: ZOES), Bravo Brio (NASDAQ: BBRG) and Benihana

Ascend Telecom

Company Overview

- **Ascend provides passive telecom and energy infrastructure for wireless telecom operators in India**
  - Acquired by NSR in 2007 when it owned less than 200 towers with ~1x tenancies
  - Owns 4,843 towers with 8,769 tenancies on 31 March 2015 up from 4,083 towers and 6,789 tenancies on March 31, 2013 [1]
- **High quality portfolio built to support multiple tenancies**
- **Diversified marquee tenancies with high quality and high credibility operators: BSNL, Idea, Tata Docomo, Vodafone and Bharti Airtel**
- **Large number of potential acquisition targets**
- **Strong professional management team**



Historical Growth in Towers and Tenancy / Tower Ratio

	Towers	Tenancy Ratio
FY 2013	4,083	1.66x
FY 2014	4,193	1.74x
Q1 FY15	4,366	1.73x
Q2 FY15	4,583	1.77x
Q3 FY15	4,701	1.79x
Q4 FY15	4,843	1.81x

(1)   As of March 31, 2015

Investment Highlights

Unique opportunity to own a fully operational growth platform led by highly experienced management team

Attractive Industry Tailwinds	■ Growing middle class, along with a significant increase in rural adoption and internet / broadband penetration ■ Reliance Jio Infocomm Limited's preparations to enter the India market as a new telecom operator with aggressive expansion plans has resulted in strong tower demand, in addition to increased demand from existing telecom operators
High Growth Independent Tower Company with Strategically Located Towers	■ Consistent historical organic EBITDA growth of over 30% annually, potential for higher growth through acquisitions ■ Independent (no telecom operator is a shareholder in the Company) decision making has resulted in current portfolio of strategically located towers to support multiple tenancies ■ 75% of towers concentrated in A and B Circles (India is divided into total of 22 circles, defined by Telecom Regulatory Authority of India, which are classified into 4 categories: Metro, A, B, and C) [1] with high growth potential ■ Young portfolio with 83% of towers less than 8 years age [1]
Visibility of Future Revenues Through Long Term Contracts with Diversified Tenants	■ High quality diversified tenancies with the most stable and sizeable operators (no single tenant contributes more than 22% of tenancies) [2] ■ Long-term agreements with operators provide visibility of revenues and cash flows
Proven Track Record of Operational Excellence	■ Strong business and customer selection ■ One of the lowest operating cost structures in the Industry – Opex per tower per month of $260 vs. ~$350 for listed domestic India competitor [3]
Efficient Energy Management To Improve Tower Returns	■ Providing energy management, including green initiatives, is a potential profit stream at owned and managed sites (over 30% reduction in diesel consumption in last three years) ■ Potential incremental revenue streams from installation of cooling units, wind chimneys and solar units
Professional Management Team with Strong Industry Experience	■ Highly experienced professional management team with over 225 years of cumulative relevant industry experience ■ Includes experience with Metro PCS, BSNL, Department of Telecom (Govt. of India), Tata Teleservices, Hutchinson, Essar (now Vodafone)

(1) Circles defined by Telecom Regulatory Authority of India. Circle A includes: Andhra Pradesh, Gujarat, Karnataka, Maharashtra, Tamil Nadu. Circle B includes: Haryana, Kerala, Madhya Pradesh, Punjab, Rajasthan, Uttar Pradesh (East and West), West Bengal. Tower concentration and age data as of % of tenancies as of March 31, 2015
(2) % of tenancies as of March 31, 2015
(3) Bharti Infratel 2014 annual report; Opex includes tower rentals, repairs and maintenance charges and employee expenses; based on average # of towers for the year ended FY15; For Ascend, Opex based on fiscal year ended 3/31/15 results. Exchange rate used: 1US$ = INR 63.3

Attractive Industry Tailwinds

Attractive Demographics

- India is a rapidly growing country with the second largest population globally and youngest demographic profile with a median age of 27 [1]

- High usage market with one of the lowest telecom tariffs

Imminent Entry of Reliance Jio Potentially A Game Changer [2]

- Post recent spectrum auctions, Reliance Jio holds spectrum in 1800 MHz across 14 circles and 2300 MHz across 22 circles is setting up a pan-India telecom network

- Plans to provide seamless 4G services using LTE in 800MHz, 1800MHz and 2300MHz bands through an integrated ecosystem

- Aggressive expansion plans have resulted in demand for towers and tenancies



Rapid Growth in Data Traffic [3]

- Mobile data consumption in India (Pb/mth) in expected to grow at a CAGR of 62% between 2015-20 driven by decreasing smartphone prices, availability of affordable data plans, mainstreaming of mobile internet and launch of 4G

Room for Growth in Voice Market [4] [5]

- Wireless subscriptions have grown at a CAGR of ~28% over the last 7 years, showing no signs of slowing down

- Despite high growth, voice market remains under-penetrated with 75% tele-density

- 821 million active telecom subscribers

  - 935 million mobile subscriptions: 2nd largest market globally, 265 million internet but 18 million broadband subscribers (>1 mbps)

Underpenetrated Rural India Presents Significant Opportunity [5]

- Rural market penetration even lower at ~47% providing significant headroom for growth

- Even lower subscriber penetration in certain telecom circles

Robust Demand for Tenancies as Telcos Expand Capacity and Coverage

(1)   Census India 2011 Age Structure Report. The category with no age stated has been proportionately distributed across age-groups
(2)   Reliance Jio media release (3/26/15)
(3)   Deloitte Indian Tower Industry Report (June 2015)
(4)   India Brand Equity Foundation Telecommunication Report (March 2015)
(5)   Telecom Regulatory Authority of India October 2014 and May 2015 Reports. Tele-density defined as umber of telephone connections for every hundred individuals living within an area and based on average of circles in category A, B and C, as of March 31, 2015. Tele-density figures are derived from the telephone subscriber data provided by the access service providers and the projections of population published by the Office of the Registrar General & Census Commissioner, India

Inflection Point in India Telecom Industry

Demand for tower infrastructure has significant upside potential given low mobile and data penetration in India

Significant Growth Opportunities as
Mobile Penetration Remains Low...

Mobile Subscribers as % of Population[1]



Russia	Brazil	Germany	UK	Japan	France	US	China	India
153%	135%	121%	125%	118%	98%	96%	89%	75%

And One of the Lowest Internet Penetration Rates Globally

% of Population With Internet Access[2]



UK	Japan	S. Korea	US	Germany	France	Malaysia	South Africa	China	Kenya	India	Indonesia	Pakistan
153%	135%	121%	125%	118%	98%	96%	89%	75%	39%	21%	16%	11%

Tower Demand Driven by Increasing Mobile/Data Penetration[2]



Opportunity at 100% penetration

506mn

431mn

317mn

(# mn)

	Population	Reported Subs	Active Subs	Dual SIM Adj. Subs
	1,252	935	821	665
Penetration (%)		**75%**	**66%**	**53%**

(1)   World Bank Mobile Cellular Subscriptions Report (2013)
(2)   International Telecommunication Union (ITU)

India's Highly Attractive Demographic Trends

India Has Second Largest Population in the World…

Population (mm)[1]



…Huge Opportunity Exists With Rising Non-discretionary Spending by Young And Growing Middle Class

Moving up the Income Ladder…[2]

India Households By Income Bracket
% million households, 2000 prices



…Leading to Higher Discretionary Spending[3]

Trends in Composition of Indian Consumer Expenditures



(1) World Bank Population Report (2014)
(2) McKinsey Global Institute Report: India's urban awakening: Building inclusive cities, sustaining economic growth (April 2010)
(3) Government of India Ministry of Statistics and Programme Implementation National Sample Survey Office Press Release (June 2013) and McKinsey Global Institute Report: The 'Bird of Gold': The Rise of India's Consumer Market (May 2007)

Tower Market Demand Drivers

Tower infrastructure demand will be driven by a surge in capacity and coverage expansion


2G
Increasing subscriber base
Next gen. network broadband apps
New wireless subscribers
Mobile TV, video chat, etc.
3G / 4G
New coverage
Enhancing existing coverage
~30% of India's underserved population to be covered
Expansion in served areas to fill coverage gaps, e.g., roads, etc.
Increasing capacity
Increasing coverage
Increase in demand for BTS and utilization of existing towers
New tower demand

Young Portfolio with Diversified Tenancies [1]

Young Tower Portfolio...



8-10 years, 836 (17%)

1-3 years, 959 (20%)

4-7 years, 3,048 (63%)

With Low Customer Concentration...



Others, 1,930 (22%)

Customer 1, 1,965 (22%)

Customer 5, 963 (11%)

Customer 2, 1,623 (19%)

Customer 4, 1,134 (13%)

Customer 3, 1,154 (13%)

Geared For Growth...



>=4 tenants, 452, (9%)

Unoccupied, 182 (4%)

3 tenants, 584 (13%)

Single tenant, 2,423 (55%)

2 tenants, 1,202 (28%)

Dispersion of Towers [2] [3]



RTT, 1,389 (29%)

GBT, 3,454 (71%)



Circle C, 1,191 (25%)

Circle A, 2,078 (43%)

Circle B, 1,574 (32%)

Dispersion of Tenancies [2] [3]



RTT, 3,163 (36%)

GBT, 5,606 (64%)



Circle C, 1,841 (21%)

Circle A, 4,140 (47%)

Circle B, 2,788 (32%)

(1) As of March 31, 2015
(2) RTT: Roof-top Towers; GBT: Ground Based Towers
(3) Circles defined by Telecom Regulatory Authority of India. Circle A includes: Andhra Pradesh, Gujarat, Karnataka, Maharashtra, Tamil Nadu. Circle B includes: Haryana, Kerala, Madhya Pradesh, Punjab, Rajasthan, Uttar Pradesh (East and West), West Bengal

Strategically Located Towers



22 Telecom Circles [2]
- **3 metro circles**
- **5 category A circles**
- **8 category B circles**
- **6 category C circles**

Telecom Circle		% of Ascend Portfolio		Circle Tele-Density [2]
		# of Towers[1]	Tenancy [1]	
Andhra Pradesh		407	787	
Gujarat		195	458	
Karnataka		546	1,119	**A: 98%**
Maharashtra		422	1,004	
Tamil Nadu		508	772	
Kerala		236	631	
Haryana		85	149	
Rajasthan		203	270	
West Bengal & Sikkim		99	190	
Madhya Pradesh & Chattisgarh		215	400	**B: 80%**
UP-E		309	430	
UP-W		101	114	
Punjab		326	604	
Jammu & Kashmir		172	328	
Himachal Pradesh		13	25	
Bihar & Jharkhand		642	909	
Orissa		184	296	**C: 73%**
Assam		114	146	
North East		66	137	
Total		**4,843**	**8,769**	

A circles: **43%** / **47%**
B circles: **32%** / **32%**
C circles: **25%** / **21%**

Legend:
- Circle A
- Circle B
- Circle C

India Footprint (except Mumbai, Delhi and Kolkata Metro areas) covering circles with high growth potential

(1) As of March 31, 2015

(2) Telecom Regulatory Authority of India May 2015 Report. Tele-density defined as number of telephone connections for every hundred individuals living within an area and based on average of circles in category A, B and C, as of March 31, 2015. Tele-density figures are derived from the telephone subscriber data provided by the access service providers and the projections of population published by the Office of the Registrar General & Census Commissioner, India

Long-Term Contracts With Growth Visibility

Key Features of Master Service Agreements (MSAs)

Tenor	• Long-term contracts (10 – 15 years)
Termination Penalty	• Lock-in period within which service provider cannot vacate an occupied site • Penalty applicable could be as high as net present value of rentals for the remaining period until lock-in expires

Revenue Sources	*Base Rental*	• Base rentals typically depend on various factors including
		  - Site location (city / town / rural areas)
		  - Type of site Ground Based Tower (GBT) / Roof Top Tower (RTT)

	Premium	• A variety of premiums can be levied
		  - Rental premium
		  - City / Circle premium
		  - Active infrastructure charges – additional antenna / base transceiver station (BTS)
		• 3G / 4G partial BTS at 2G site

	Energy Pass Through	• Typically pass-through to service providers and reimbursed based on actuals • Increased focus towards entering into fixed energy contracts with operators and minimizing energy costs through usage of efficient batteries and green initiatives; this will lead to further operating leverage and profitability

Service Agreement	• Specifies service levels applicable, i.e. uptime availability for a site • Penalty applicable for uptime below threshold; incentives could be offered for higher uptime availability

Competitive Landscape

> **Ascend's % of sharing orders has increased 3x since 2012 – directly taking share from captives**

- There are close to 400,000[1] telecom towers in India at present – over 85%[1][2] towers are currently owned by captives (towers owned by telecom operators or tower companies in which telecom operator(s) hold controlling interest)



Industry Structure [2]

- Captives — 86%
- Independent tower companies — 14%



Captives [2]

- Indus Towers — 35%
- BSNL — 21%
- Reliance Infratel — 14%
- Bharti Infratel — 12%
- Viom Networks — 13%
- Other captives — 6%

Independent Tower Companies [2]

- GTL — 56%
- ATC — 21%
- Tower Vision — 14%
- Ascend Telecom — 9%

1) Deloitte Indian Tower Industry report (June 2015)
2) Management analysis

Ascend Is Different from Captive Tower Companies

	Indian captive tower company	Ascend India Telecom Infrastructure	Ascend Advantage
Management Independence	▪ Potential conflict of interest arising from the largest shareholder being the largest customer	▪ No conflicts	✓ Independence and resultant growth due to no conflict of interests
Portfolio Quality	▪ Legacy tower assets not built to support multiple tenancies ▪ Overlap of towers among shareholders resulting in redundancies	▪ Completely independent tower portfolio with diversified tenancies, where each tower is designed to support multiple tenancies ▪ State-of-the-art radio frequency (RF) planning with no overlap	✓ Superior asset quality
Operating Excellence	▪ Heavily dependent on manual intervention ▪ Outsourced O&M, high vendor dependency	▪ Well integrated tower operations center with ability to monitor each site in real time ▪ Site automation, remote management ▪ In house O&M, team aligned with latest technology	✓ One of the lowest cost structures in the industry with significant upside from incremental tenancies
Energy Saving Initiatives	▪ Few sites are solar powered	▪ ~50% sites of tower sites operate on efficient / green energy solutions	✓ Upside from fixed energy contracts with telcos ✓ Cushion against fuel price volatility
HoldCo Discount	▪ Holdco discount ascribed by analysts: • Lack of controlling stake in a subsidiary company • Dividend tax leakage	▪ No such impact	✓ "Pure play" Indian tower company
Stake Sale Size	▪ Majority stake not possible	▪ No such restrictions	✓ Control premium

Revenue/Margin Opportunity: Energy Management

- There is public and regulatory pressure to reduce telecom towers' energy consumption and pollution by diesel generators
- Ascend has proven ability to improve operational performance by leveraging energy efficiencies and green technology initiatives
- The bouquet of energy management solutions offered by Ascend include solar, lithium iron batteries, tubular batteries and wind chimneys

Track Record of Operational Improvements [1]



Average Fuel Quantity per Tenant (L/month)

FY13	FY14	FY15
177	140	134

CO_2 Emission (MT) per site per annum

FY13	FY14	FY15
9.26	7.59	7.56

Opex / tower / month (US$)

FY13	FY14	FY15
284	270	260

Green Initiatives Across Tower Portfolio


Chimney & Ventilator


Inlets


Wind Catchers


Rooftop Solar Panels


Ground Based Solar Panels


Shelter Top Solar Panels


Re-generator


Release battery banks

14

(1) Exchange rate used: 1US$ = INR 63.3. Opex includes tower rentals, repairs and maintenance charges and employee expenses; based on average # of towers for the financial years ending March 31

Illustrative Tower Economics

Unit economics for new towers are attractive with a 18%-20% project IRR once tenancy ratios >2.0x

Illustrative average tenancy and EBITDA per tower (US$)					
Year --->	0	2	4	6	8
Tenancies	1.0x	1.5x	2.0x	2.5x	3.0x
Revenues [1]	10,806	14,768	19,251	23,319	27,954
EBITDA [2]	2,275	4,674	7,308	9,186	11,233
EBITDA margin (%)	21%	32%	38%	39%	40%

Key assumptions	Units	Amount	Change over past 3 years
Initial capex for GBT	USD	34,755	~70% of costs is civil works (foundation), electrical (generator, battery banks) and other capex which has been stable. Cost of tower and shelter is linked to steel price
Anchor tenant rental (2G / 3G / 4G)	USD p.m.	474	Stable
Discount to 2nd tenant	%	10%	No change - driven by long-term master service agreements (MSAs) with customers
Discount to 3nd tenant	%	15%	No change - driven by long-term MSAs with customers
Discount to 3G tenant with 2G BTS on site	%	80%	No change - driven by long-term MSAs with customers
Power and fuel income from the customers	USD p.m.	427	7% increase assumed in power & fuel, which may vary based on fluctuations in diesel prices going forward
Opex per tower	USD p.m.	284	4% increase assumed in opex per tower (factoring inflation and improvement in operational efficiencies)
Maintenance capex (recurring every 5 years)	USD	4,739	Stable - primarily cost of replacing electric equipment

(1) Includes income from customers related to power & fuel consumption, which may vary depending on fluctuation in diesel prices and grid power tariff in India. Exchange rate used: 1US$ = INR 63.3.
(2) Illustrative tower level EBITDA

Robust Financial Performance [1]

of Towers



of Tenancies



Revenue (US$mm)



EBITDA [2] (US$mm)



(1) FY represents financial year of 12 months ending March 31. Revenue and EBITDA based on IFRS. Assumes constant currency exchange rate. 1US$ = INR 63.3
(2) EBITDA is a non IFRS financial measure. See the appendix for a reconciliation

Key Historical Financials [1]

Proven Track Record of Tower/Tenancy Growth and Margin Improvement

(US$ in millions)	FY 2013	Reported FY 2014	FY 2015
# of Towers	4,083	4,193	4,843
# of Tenancies	6,789	7,297	8,769
Tenancy to Tower Ratio	1.66x	1.74x	1.81x
Constant Exchange Rate (INR to USD) [1]	63	63	63
Revenue	$58.9	$59.9	$70.5
% Growth		*2%*	*18%*
EBITDA [2]	$13.7	$17.9	$23.7
% Margin	*23%*	*30%*	*34%*
% Growth		*31%*	*32%*

Consistent EBITDA Growth of Over 30% Annually

---

(1) *FY represents financial year of 12 months ending March 31. Revenue and EBITDA based on IFRS. Assumes constant currency exchange rate. 1US$ = INR 63.3*
(2) *EBITDA is a non IFRS financial measure. See the appendix for a reconciliation*

Management Financial Goals [1]

FY 2016 Financial Goals	
■ **Revenue** [2]	**$77 – $80mm**
■ **EBITDA** [3]	**$28 – $29mm**

Goals FY 2016 Through FY 2018	
■ **Annual Tower Growth**	**600 – 700 towers**
■ **Fiscal 2018 Tenancy to Tower Ratio**	**1.9x – 2.2x**
■ **Annual Revenue Growth** [2]	**12% – 14%**
■ **Annual EBITDA Growth** [3]	**20% – 24%**

(1)   Based on management's current expectations which are subject to a number of risks and uncertainties, which are further explained in the Registration Statement on Form F-4, as amended, filed by Ascend Telecom Holdings Limited with the United States Securities and Exchange Commission. Assumes constant currency. Exchange rate used: 1USD = 63.3 INR.
(2)   Includes income from customers related to power & fuel consumption, which may vary depending on fluctuation in diesel prices and grid power tariff rates in India.
(3)   EBITDA is a non IFRS financial measure. See the appendix for a reconciliation

Transaction Overview

Transaction Overview

Summary	– Ascend Telecom Holdings Limited ("Ascend Holdings") ordinary shares are expected to be listed on The NASDAQ Stock Market LLC upon the closing of the business combination – Approximate total enterprise value of $335 million and equity value of $253 million at $10 per share[1] (detail on following slide) – Approximate pro forma asset-backed subsidiary level net debt of $82 million[1][2] – ROI stockholders will receive one Ascend Holdings ordinary share for each share of ROI stock held – Approval of ROI warrant amendment proposal (each warrant to be exchanged for $0.50 cash) will be a condition to the proposal to approve the business combination
Consideration to Existing Ascend Shareholders	**New Silk Route Advisors, LP (NSR):** – 12.7 million ordinary shares of Ascend Holdings stock; plus 2 million ordinary shares subject to forfeiture 9 months following the closing if share price targets not achieved for 20 trading days out of any 30 day period: • 50% forfeited if last sales price of ordinary shares does not equal or exceed $11.50, and • 50% forfeited if last sales price of ordinary shares does not equal or exceed $13.00 **Infrastructure Leasing & Financial Services (IL&FS):** • $43 million in cash
Commitment of Ascend Shareholders	– Funds managed by NSR, who are existing shareholders of Ascend, are retaining all their common equity, representing approximately 50% of outstanding shares – NSR has the right to nominate five directors post-closing, consistent with its significant equity ownership
Timing	– Registration on Form F-4 containing Proxy Statement / Prospectus anticipated to be filed by Ascend Holdings with the SEC late July – Expected closing: Q3 2015

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(1) *Exchange rate used: 1USD = 63.3 INR*
(2) *Based on estimated pre-closing net debt of US$ 127 million*

Transaction Terms ($ in millions)

Total Enterprise Valuation at $10 per Share [1] [2]

Pro Forma Shares Out.	25
Share Price	$10
Pro Forma Equity Value	**$253**
Pro Forma Cash	17
Pro Forma Debt	99
Implied Fully Distributed TEV	**$335**

Pro Forma Ownership (Estimated)



9% 50% 40%

■ Current Owners   ■ Public   ■ ROI Founders

Valuation Multiples $10 per Share [1]

TEV / FY 2015A EBITDA (ended 3/31/15)	**14.1x**
TEV / FY 2016E EBITDA (ending 3/31/16)	**11.8x**

Sources and Uses of Funds [1] [2] [3]

Sources of Funds

Rollover Equity at $10 per Share	$127
ROI Cash in Trust	125
Rollover Debt	99
Total Sources of Funds	**$351**

Uses of Funds

Rollover Equity at $10 per Share	$127
Rollover Debt	99
Purchase Shares of Ascend from IL&FS	43
Repay Existing Debt	28
Redemption of ROI Shares	23
Growth Capital	17
Fees, Expenses and Warrant Amendment	14
Total Uses of Funds	**$351**

(1) Exchange rate used: 1US$ = INR 63.3
(2) Based on estimated pre-closing net debt of US$ 127 million
(3) Transaction assumes $22.6 million of ROI shareholder redemptions

21

Valuation Overview [1]



TEV / LTM EBITDA [2]

- Ascend @ $10 per Share: 14.1x
- India Listed Tower Co.: 18.2x
- U.S. Listed Tower Comps: 21.5x
- Global Tower Comps: 21.5x



TEV / 2015 CY EBITDA [3]

- Ascend @ $10 per Share: 11.8x
- India Listed Tower Co.: 15.9x
- U.S. Listed Tower Comps: 18.6x
- Global Tower Comps: 17.5x



EV / Tower (USD in thousands)

- Ascend @ $10 per Share: $69
- India Listed Tower Co.: $163
- U.S. Listed Tower Comps: $935
- Global Tower Comps: $467



LTM EBITDA Growth [4]

U.S. tower comps have organic EBITDA growth of 10% – 12% [5] vs. 32% for Ascend

- Ascend @ $10 per Share: 32%
- India Listed Tower Co.: 13%
- U.S. Listed Tower Comps: 20%
- Global Tower Comps: 16%



3 Yr CAGR EBITDA Growth

- Ascend @ $10 per Share: 31%
- India Listed Tower Co.: 12%
- U.S. Listed Tower Comps: 18%
- Global Tower Comps: 24%

(1) Exchange rate used: 1US$ = INR 63.3, India Listed Tower Co: Bharti Infratel Limited, U.S. Listed Tower Comps: American Tower Corporation, Crown Castle International Corp., SBA Communications Corp., Global Tower Comps: GTL Infrastructure Ltd., Bharti Infratel Limited, PT Sarana Menara Nusantara Tb, PT Tower Bersama Infrastructure Tbk, American Tower Corporation, Crown Castle International Corp., SBA Communications Corp. closing share price as of 7/17/15
(2) Management estimates for Ascend, CapitalIQ for comparables. Ascend multiples are for its fiscal year ending March 31, 2015 multiples for comparable companies are consensus estimates for calendar year 2015
(3) Management estimates for Ascend, CapitalIQ for comparables, Ascend multiples are for its fiscal year ending March 31, 2016 at the midpoint of guidance range, multiples for comparable companies are consensus estimates for calendar year 2015
(4) LTM EBITDA as of 3/31/15
(5) American Tower Corporation, Crown Castle International Corp., SBA Communications Corp. filings

Appendix

EBITDA Reconciliation [1]

(US$ in millions) EBITDA Reconciliation	FY 2013	FY 2014	FY 2015
Profit / (Loss) After Tax	(20.1)	(14.7)	(9.6)
Income Tax Expense	(1.8)	0.0	0.0
Interest Expense, Net	17.1	18.4	18.3
Depreciation and Amortization	18.6	14.2	14.9
EBITDA [2]	13.7	17.9	23.7

(1)   Assumes constant currency exchange rate. 1US$ = INR 63.3
(2)   EBITDA is a non IFRS financial measure

Track Record of M&A and Margin Expansion

Ascend's merger with ITIL

- In FY 2012, Ascend merged with India Telecommunications Infra Limited pursuant to a agreement filed before the High Court of Andhra Pradesh and the High Court of Madras. NSR currently holds a majority (approximately 68%) stake in the merged entity, with remaining stake being owned by Infrastructure Leasing & Financial Services (IL&FS) and its affiliates

Businesses at the time of merger (FY11)

ASCEND	ITIL
■ Profitable company in Indian tower industry operating at 61% EBITDA margin and PBT positive with only ~1,000 towers in 13 telecom circles ■ Rigorous site selection process to maximize revenue per tenant; no speculative or "proactive" tower build ■ Superior service levels and lean opex structure	■ Presence in 19 circles with a portfolio of ~2,500 towers (plus ~280 proactive towers with no tenants) ■ Profitability: 37% EBITDA margin and negative PBT ■ Supported by reputed shareholders such as IL&FS with expertise in raising debt financing and array of services for infrastructure projects

Merger rationale

- ~3x expansion in tower count and geographic presence increased from 13 circles to 19 circles

- No asset overlap

- High quality tower infrastructure: (a) ground based towers capable of taking 4 tenants, (b) roof top towers capable of taking 3 tenants, and (c) state-of-the-art Tower Operation Center

- Team synergies: Minimal overlap of corporate function heads and circle heads

- Fully functional ERP: financial, SCM, HR, billing and operations

- Scope for improving EBITDA margins of the merged entity in a short time frame

- Complimentary strengths

Track Record of M&A and Margin Expansion
(cont'd)

Strategy post merger

Focus on profitable growth

- Rollout based on clear visibility of a second tenant
- Improve service levels to industry best levels and become a preferred infrastructure provider to large Telcos

Operating Leverage synergies

- Reduce General and Administrative and Human Resource costs
- Reduce Operations and Maintenance costs
- Tower Operation Center extension for operational efficiencies and faster response time

Ascend Then and Now



Tenancy ratio

- FY12: 1.6x
- FY15: 1.8x

Monthly opex / tower (US$) [1]

- FY12: 309
- FY15: 260

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(1)   Opex includes tower rentals, repairs and maintenance charges and employee expenses as per Indian GAAP; based on average # of towers for the year ended March 31, 2011 and March 31, 2015. Exchange rate used for FY11 and FY15: 1 US$ = INR 63.3

Comparable Companies Analysis [1]

Company	Market Cap [2]	Enterprise Value [3]	Net Debt/ EBITDA [4]	TEV/EBITDA [5] LTM	TEV/EBITDA [5] 2015	Dividend Yield [6]	# of Towers [7]	EV/Tower [8]
United States								
American Tower Corporation	$41,018	$56,496	5.1x	21.5x	18.6x	1.8%	87,640	$644,643
Crown Castle International Corp.	$27,065	$38,917	5.6x	18.7x	18.2x	4.1%	41,300	$942,297
SBA Communications Corp.	$14,902	$22,798	7.2x	21.9x	20.8x	0.0%	24,393	$934,608
Median	$27,065	$38,917	5.6x	21.5x	18.6x	1.8%	41,300	$934,608
Average	$27,662	$39,404	5.9x	20.7x	19.2x	2.0%	51,111	$934,608
India								
GTL Infrastructure Ltd.	$92	$865	NM	29.1x	N/A	0.0%	27,839	$31,069
Bharti Infratel Limited [9]	$14,041	$13,919	NM	18.2x	15.9x	2.9%	85,299	$163,180
Median	$7,066	$7,392	NM	23.7x	15.9x	1.4%	56,569	$97,125
Average	$7,066	$7,392	NM	23.7x	15.9x	1.4%	56,569	$97,125
Indonesia								
PT Sarana Menara Nusantara Tbk	$3,055	$3,612	1.9x	16.2x	12.5x	0.0%	10,300	$350,680
PT Tower Bersama Infrastructure Tbk	$3,161	$4,387	4.7x	22.9x	16.8x	1.4%	9,400	$466,746
Median	$3,108	$4,000	3.3x	19.6x	14.6x	0.7%	9,850	$408,713
Average	$3,108	$4,000	3.3x	19.6x	14.6x	0.7%	9,850	$408,713
Overall Median	$14,041	$13,919	5.1x	21.5x	17.5x	1.4%	27,839	$466,746
Overall Average	$14,762	$20,142	4.9x	21.2x	17.1x	1.4%	35,771	$504,746
Ascend Towers at $10 per Share	**$253**	**$335**	**3.5x**	**14.1x**	**11.8x**	**-**	**4,843**	**$69,191**

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(1) Management estimates for Ascend and CapitalIQ for comparables. Ascend multiples are for its fiscal year ending March 31, multiples for comparable companies are for LTM and calendar year 2015. Based on estimated pre-closing Ascend net debt of US$ 127 million. All US$ in 000's except for # of towers and EV / Towers.
(2) Market Cap calculated as shares outstanding * closing share price as of 7/17/15
(3) Enterprise Value calculated as Market Cap + Net Debt
(4) Net Debt / LTM EBITDA
(5) LTM as of March 31, 2015. CapIQ consensus estimates for 2015
(6) Dividend Yield calculated as annual dividend per share / share price
(7) Number of towers as disclosed in latest public filing
(8) EV/Tower calculated as Enterprise Value / number of towers
(9) Includes consolidated towers due to Bharti Infratel's 42% ownership in Indus